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Premier Party Cruises

Austin, TX

$0 raised

$120,000 min target

Investment Type: Community Bridge Note
Investment Minimum: $100

Coming Soon

- Highlights
- Campaign Updates
- About the Business
- Investment Details
- Bonus Rewards
- Business History
- Impact of COVID-19
- Recovery Plan
- Location and Industry Analysis
- The ATX Disco Cruise
- The Team
- Image Gallery
- Investment Documents
- Comments 0

This offering is a NextSeed Community Bridge Note, designed to provide working capital for businesses affected by the current economic downturn. This is being conducted on an expedited basis pursuant to the SEC's temporary regulatory COVID-19 relief. Financial Information certified by the principal executive officer of the Issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the Issuer. Click here for more information about NextSeed's Community Bridge Note.

Highlights

- Austin's best party boat & party barge rentals on beautiful Lake Travis
- 4-hour private charters, captain, crew, amenities on boat all provided
- Home of the famous ATX Disco Cruise for bachelor(ette) parties
- In business 10 years, over 2,000 successful cruises
- Experienced group of captains and crew and management staff
- Well-established safety protocols for passengers and crew during cruises
- Best customer service and best reviews of the competition

About the Business



Premier Party Cruises is a completely unique experience when it comes to party boat charters in Central Texas. The name alone, Premier Party Cruises, encapsulates exactly what the business is all about. The cruise packages offer clients the best possible day on the water while visiting Austin; an experience that they will remember for years to come.The most popular service are the custom packages targeted at bachelorette and bachelor parties which are grouped together on the fleet's largest party boat each weekend for an epic party experience that clients simply cannot find anywhere else! But it's not all bachelors, all the time – Premier Party Cruises also caters to many other types of clients, including corporate events, reunions, birthday parties, and family outings. Over the past 10 years, Premier has hosted over 2000 successful cruises for every type of event imaginable.



PROFESSIONAL PHOTOGRAPHER FOR EVERY CRUISE!!
FRESH FRUIT MIMOSA BAR
AUSTIN'S FUNKIEST DJ
LILY PADS
GIANT RIDICULOUS UNICORN FLOAT



ATX Disco Cruise




📷 **Watch** the NextSeed Campaign Video

📷 **Watch** the story of Brian's business on the 'Establishing Your Empire' podcast

Investment Details

Issuer	**Type of Offering**	**Offered By**
B Hill Entertainment, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$120,000
Offering Max	$250,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note
Investment Multiple	1.3x
Revenue Sharing Percentage	18%
Maturity	48 months
Payments	Monthly
Deferral Period	Payments on this Community Bridge Note will begin in February, 2021.

Use of Proceeds

Per the terms of NextSeed's Community Bridge Note program, funds raised from this campaign will be used as working capital in order to sustain business operations during the economic slowdown attributed to the COVID-19 pandemic.

🍾 Bonus Rewards

INVEST

$100+

- Name Engraved on Plaque
- 1 Ticket to Investor Disco Cruise

INVEST

$200+

- Name Engraved on Plaque
- 2 Tickets to Investor Disco Cruise

INVEST

$500+

- Name Engraved on Plaque
- 6 Tickets to Investor Disco Cruise

INVEST

$1,000+

- Name Engraved on Plaque
- 10 Tickets to Investor Disco Cruise
- Free Private Cruise for 50 People
- 2 Tickets to Annual Investor Cruise Every Year

INVEST

$2,000+

- Name Engraved on Plaque
- 10 Tickets to Investor Disco Cruise
- 2 Free Private Cruises for 50 People
- 2 Tickets to Annual Investor Cruise Every Year

INVEST

$5,000+

- Name Engraved on Plaque
- 10 Tickets to Investor Disco Cruise
- 5 Free Private Cruises for 50 People
- 2 Tickets to Annual Investor Cruise Every Year

INVEST

$10,000+

- Name Engraved on Plaque
- 10 Tickets to Investor Disco Cruise
- 10 Free Private Cruises for 50 People
- 2 Tickets to Annual Investor Cruise Every Year

We will be throwing a party for everyone that invests the $100 minimum to aid in our recovery. It will likely take a handful of cruises to accommodate all the takers, but it's a labor of love and I promise you as the owner, you do not want to miss this party. I'm going to be in such a good mood when this all blows over, and I'll make sure it's the party of the year for everyone that attends. Everything listed above will be included in this cruise, and all investors who receive the EXCLUSIVE invitation will have their name engraved on a plaque mounted on the boat, as Patron Saints of Premier Party Cruises, to immortalize your generosity in helping us keep the party going!

Investments under $1,000 will receive a corresponding number of tickets to the Investor Disco Cruise, and investors who contribute $1,000 or more will receive a credit for their own private cruise to schedule at their convenience (whether it's next year or 5 years down the line), at the rate of 1 cruise per $1,000 invested. There will be no expiration date for these cruise credits.These cruises will be our standard private charters with a captain, speaker system, coolers, and all amenities provided, and we'll throw in the lily pads for guests to use during your cruise as well. We'll throw you a Disco Cruise if you'd like, but it'll cost extra for the extras.

See details above on the perks associated with each investment tier.

Please note:

- Cruise credits can be utilized for a 4-hour cruise on any Sunday-Friday throughout the year.
- Voucher codes will be entered into the online booking system to discount the cruise total by $1,000 each. Any remaining balance can be put towards another reservation at regular price.
- If a cruise is cancelled for any reason, the cruise can be rescheduled only once on a Monday thru Thursday.
- Cruise credits are valid for cruises with up to 50 passengers total. If your group has 25 people or less at time of reservation, our mid-size boat will be reserved for your group, and if the boat is available that day, we may be able to upgrade your group to the larger boat, but that is not guaranteed.
- The time slot you book is the time slot of your cruise. If you are late, it is at the captain's discretion if he wants to extend the cruise.

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Business History



Premier Party Cruises is a locally owned and operated, private charter boat business based in Austin, Texas. Born and raised in Dripping Springs, Texas, owner Brian Hill designed and built the first boat from scratch and started the business at the age of 23. Ten years later, he operates a fleet of 3 boats, hosting over 400 events a year on Lake Travis.

2008 – Brian Hill earns degree in Mechanical Engineering from the UT Austin

2009 – After working as an engineer in Houston, Brian decides to change course and starts working on an idea to build a boat for a 4th of July party with his friends

2009 – Recognizing the potential to build into a business, hosted first rental cruise

2011 – Scaled the business to 140 bookings in 2011

2016 – Relocated to a new marina with room to expand

2017 – Built second boat and doubled the business overnight

2018 – Built 3rd boat, booked solid every Saturday

2019 – Started hosting the ATX Disco Cruise, combining several groups of bachelor(ettes)onto one boat, throwing them an awesome party with a DJ, professional photographer, lilypads, giant unicorn float, mimosa bar... the works!



Impact of COVID-19

Premier Party Cruises has shown steady economic growth year after year for the past decade. Our numbers have consistently increased, even when faced with one of the worst droughts ever recorded on Lake Travis. Sales have increased 400% between 2016 and 2019, and we were set to nearly double the pace of 2019 in 2020. While in early March of 2019 we had earned about $45,000 in revenue, we had already surpassed $80,000 by the same time in March 2020, equating to about a 177% growth rate. 2020 was looking to be another record-breaking year, with Premier Party Cruises projected to reach between $750,000-$850,000.

Just weeks before we were set to kick off Premier's best season yet, the whole world changed. COVID-19 became a global pandemic, and business came to a complete stop.From record breaking numbers, to absolutely no business coming in whatsoever. An overwhelmingly large portion of our customers were set to travel from out of state to spend a day on the water with us. As flights, hotels, and Airbnbs began to cancel across the board, all of our customers with future reservations began requesting refunds. The reality then set in that our entire season was going to be cancelled because of COVID-19.

2020 was set to be the year Premier Party Cruises came completely out of the red, and were about 3 months away from paying everything off with record breaking sales in 2020, and then COVID happened. This pandemic adversely affected us in a way we never could have seen coming. We have made it through droughts, floods, crazy Texas thunderstorms, and some of the craziest drunk people you can imagine. We have literally planned for and survived every situation imaginable, except for everyone cancelling all at once. It was a bummer to put it lightly. Like every company in the tourism industry, these busy months are crucial to keeping the business operational, and the fact of the matter is that Premier Party Cruises simply cannot survive without a supplement to this upcoming season's greatly reduced revenue.

Recovery Plan

As things start to open back up in Texas, we're focusing our marketing efforts this year on attracting local customers whose plans are not travel-dependent, who can more easily reschedule if conditions worsen and we have to cease operations again. In early June, we've started booking up much smaller cruises to adapt to new social distancing norms.

We also want to be clear that we are not going to open up as brazenly as Texas has over the past 6 weeks. We're fans of science, and we will be keeping our cruise sizes small until we are certain from the statistics that it is safe to expand our capacity. If there is a second wave, we will monitor the situation closely and respond to the health requirements.

As people have gotten stir-crazy from being in quarantine, we have seen record web traffic with close to 300 visits per day over the past month, and we are turning away a tremendous amount of business right now in our effort to maintain public safety. However, we are determined to get through this pandemic without taking any unnecessary risks that could put our customers or our highly-specialized, experienced staff, who are also our best friends, in jeopardy.

Realistically, our business will not fully recover until we're able to return to normal business operations, operating at full capacity with larger cruises. We're taking this downtime to build out other elements of our weekend planning services that strengthen our business and diversify against future risks that may cause future slowdowns, but irreparable damage has been done already, and the rest of the year is still very much up in the air.For these reasons, the fundraising that we're able to accomplish with community investors on NextSeed is hugely important to making sure we can weather the storm and return stronger than ever in 2021.

Location and Industry Analysis

It's no secret that Austin is consistently listed as one of the best places in the country to live & visit, and it is one of the fastest growing tourism markets in the country. Lake Travis is one of the most beautiful lakes in the country, and there is an energy in Austin that cannot be found anywhere else, and we have the product that everyone wants to use and experience when they visit.

Once the dust settles, the travel industry as a whole is expecting a huge rebound, as everyone is ready to get out and see the world after being cooped up for several months, dreaming about the outside world. You reading this campaign is proof of that.We know the market better than anyone, we know exactly what customers to focus on, and have the reviews that show our track record and superb customer service to keep people booking with us consistently for years to come.



★★★★★ yelp

" They were focused on us just having fun. I highly recommend Premier!
People are still talking about it! "
-Daniel S., Albuquerque, NM

" If there were six stars I would give it to them. "
-Courtney H., Huntsville, TX

" Highly recommend the Disco Cruise! It was definitely the highlight of our trip to Austin for a bachelor party. "
-Shane W., Philadelphia, PA

Over the past few years, we have seen a dramatic increase in bachelorette & bachelor parties coming to Austin, and in 2019 we created the ATX Disco Cruise, specifically for these groups. The ATX Disco Cruise is a turnkey cruise experience where we gather several bachelorette & bachelor groups together on our biggest boat, Clever Girl, and throw them all a great party. We book one of our favorite DJs, prepare a mimosa bar, hire a professional photographer, and provide 3 lily pad floats and a giant inflatable unicorn (or swan, or flamingo), and throw them one hell of a party. It's absolutely hilarious and has become our bread & butter, and in 2019 we hosted 30 Disco Cruises for nearly 200 different groups, visiting from all over the country. With everyone celebrating the same thing, and the party ready for them when they show up, it was truly a magical experience, and the highlight of everyone's weekend, every single time.

As a testament to that, we had 135 bookings this year by March 10th when everything came to a halt, and 120 of those were groups coming to visit Austin for the ATX Disco Cruise. We are obviously not able to host these cruises for the time being, but as the demand is still there even during the pandemic, when things return to normal we will get right back to it.

The Team



Brian Hill
EXPERIENCE OPTIMIZATION ENGINEER

A native of Central Texas, Brian earned a Mechanical Engineering degree from The University of Texas at Austin before putting his skills to work designing and building the boats for Premier Party Cruises. In addition to building and maintaining the boats, Brian has been managing the day-to-day business operations, designing and building new boats, and optimizing the sales, marketing and web design for the past 11 years.



Justin Rossi
CHAOS MANAGEMENT EXPERT

Justin has been with the company since its inception. If the fleet and the crew are the bones and muscles of the company, Justin is the nervous system. He controls the flow of information, and makes and implements systems to ensure everything runs smoothly from the first time a guest visits our website to the day of their awesome event. He prides himself in being prompt and helpful when it comes to making sure our customers have the best experience possible. Customers have always said that Justin's level of professionalism, willingness to go above and beyond, and friendly and helpful personality set us apart from other companies that they reached out to, and often was the determining factor in them ultimately choosing Premier Party Cruises. He can cook, too.

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Investment Documents

Disclosure Statement	Note Purchase Agreement
View	View

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


